EXHIBIT 21

LIST OF SUBSIDIARIES

Name	Ownership %

Fulland, Limited, a Cayman Islands limited liability company. 100% owned	100%

Green Power Environment Technology (Shanghai) Co., Ltd., a wholly foreign-owned enterprise organized under the laws of the People’s Republic of China and wholly-owned by Fulland Limited	100%

Wuxi Fulland Wind Energy Equipment Co., Ltd., a wholly foreign-owned enterprise organized under the laws of the People’s Republic of China and wholly-owned by Fulland Limited	100%